Filed by Team, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Furmanite Corporation

Commission File No. 001-05083

13131 Dairy Ashford, Suite 600	Ted W. Owen
Sugar Land, Texas 77478	President and Chief Executive Officer

November 2, 2015

Dear Team Colleagues:

I am writing to share some exciting news with you. This morning we announced that Team, Inc. and Furmanite Corporation have agreed to a merger agreement under which Team will acquire all of the outstanding shares of Furmanite in an all stock transaction valued at approximately $335 million, including the assumption of debt.

As you know, Furmanite is a leading specialty industrial services company, providing world class solutions to meet customers’ needs through 80 offices on six continents. Furmanite delivers a wide portfolio of mechanical and inspection services, and of course, we have been worthy competitors over a long period of time.

Team and Furmanite have a lot in common: we serve many of the same customers, we share a passion for providing world-class maintenance, repair and compliance mechanical services, and we have a strong commitment to exceeding our customers’ expectations. The combination will create a company with more than 8,300 employees and 220 locations in 22 countries and pro forma annual revenue of $1.4 billion. The combined company will also have enhanced global scale and a strong presence in North America. Through this transaction, Team will gain critical scale in our Mechanical Services (MS) Business Unit that rivals the successful Inspection and Heat Treating (IHT) Business Unit scale we have established with our recent acquisition of QualSpec. Together with Furmanite, we will approximately double the size of our mechanical services capabilities.

Importantly, we believe there will be more opportunities with this combination for both Team and Furmanite employees as part of a larger, stronger company. This will create the deepest and broadest talent pool in the industry in terms of technical knowledge, experience and capability in all major mechanical service disciplines – and at the same time, resource this exceptional team with an expanded array of equipment resources for standard to specialty mechanical services.

Until the transaction is completed, which we expect will occur during the first calendar quarter of 2016, Team and Furmanite will operate as separate companies. What that means is that it’s business as usual for all of us and we must remain focused on our business objectives and day-to-day responsibilities. Upon closing of the transaction, I will continue as President and CEO of the combined company and we will expand our Board of Directors to include Jeffrey Davis, Furmanite’s current interim Executive Chairman and CEO.

Our vision is to create a new mechanical services business unit that incorporates best practices from both organizations. I have asked Jeff Ott, President of Quest Integrity Group, to assume the leadership of the new Team-Furmanite Mechanical Services business unit upon closing of the transaction. Pete Wallace, Team’s MS Business Unit President and Chad Murray, a Furmanite Executive Vice President, will have significant roles in the new organization and will work closely with Jeff to create the new organizational structure of the combined mechanical services business.

What really makes this combination exciting is the balance it brings to our entire portfolio of service offerings. Our IHT Business Unit (including QualSpec) will have revenues of about $700 million and our Team-Furmanite business unit will have revenues of about $650 million, with our specialty inspection and assessment group, Quest Integrity, adding another $80 million to our mix. Another exciting aspect of the deal is that it significantly expands our footprint outside of North America. With the acquisition of Furmanite, our total non-North American revenues will be over $230 million (about 16% of total revenues). No one in our industry can match the capabilities we can deliver to our customers—all over the world!

Today’s announcement may generate interest from the media and other third parties. As always, it is important for us to speak with one voice. If you receive any outside inquiries, please immediately forward them to Butch Bouchard (butch.bouchard@teaminc.com; 281-388-5561) or Greg Boane (greg.boane@teaminc.com; 281-388-5541).

This is an important milestone for all of us at Team, and I hope you share in my excitement. I thank you for your ongoing commitment to Team and for your continued contributions to our future growth and success.

Sincerely,

/s/ Ted W. Owen
Ted W. Owen President and Chief Executive Officer

Forward Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “creates” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Team’s and Furmanite’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. These forward-looking statements are subject to a number of factors, assumptions, risks and uncertainties which could cause Team’s, Furmanite’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. These factors, assumptions, risks and uncertainties include, but are not limited to: (1) Team’s or Furmanite’s stockholders may fail to approve the transaction, on the expected timeline or at all; (2) conditions to the closing of the merger may not be satisfied, on the expected timeline or at all; (3) the transaction may involve unexpected costs, liabilities or delays; (4) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (5) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (6) the businesses of Team and Furmanite may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (7) the expected growth opportunities, costs savings or other benefits from the transaction may not be fully realized or may take longer to realize than expected; (8) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (9) operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (10) reputational risks and the reaction of the companies’ customers to the transaction; (11) diversion of management time on merger related issues; (12) customer acceptance of the combined company’s products and services; (13) the outcome of any legal proceeding relating to the transaction; and (14) any changes in the strategy of Team, Furmanite or the anticipated strategy of the combined company. Additional factors that could cause Team’s and Furmanite’s results to differ materially from those described in the forward-looking statements can be found in Team’s and Furmanite’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Team, Furmanite, or the proposed merger or other matters and attributable to Team, Furmanite or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Team and Furmanite do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Team/Furmanite Transaction

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, FURMANITE AND THE PROPOSED MERGER.

When available, the joint proxy statement/prospectus will be mailed to stockholders of both Team and Furmanite. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Suite 600, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to the Team’s Investor Relations page on its corporate web site at www.Teaminc.com. Documents filed with the SEC by Furmanite will be available free of charge from Furmanite by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Furmanite’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Team, Furmanite and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Team and Furmanite in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team and Furmanite security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of Furmanite is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.